

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2024

Thomas Speidel
Chief Executive Officer
Ads-Tec Energy Public Ltd Co
10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland

> **Re: Ads-Tec Energy Public Ltd Co**
> **Registration Statement on Form F-3**
> **Filed January 31, 2024**
> **File No. 333-276788**

Dear Thomas Speidel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing